(Check One): ☒ Form 10-K ☐ Form 20-F Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR ☐ Form N-CSR	SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission file number: 0-23270

Dominion Homes, Inc.

For period ended: December 31, 2005
☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the transition period ended

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Dominion Homes, Inc.

Full name of registrant

Former name if applicable

5000 Tuttle Crossing Boulevard

Address of principal executive office (Street and number)

Dublin, Ohio 43016-5555

City, state and zip code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)  ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12-b-25 (c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Registrant’s management is currently working with the participant banks in its Senior Unsecured Revolving Credit Facility (the “Credit Facility”), to finalize documentation for an amendment to the Credit Facility which will, among other things, reduce the amount of the Credit Facility, grant liens on Registrant’s real estate holdings and business assets as collateral, revise the borrowing base calculation and amend certain financial covenants. On March 15, 2006, the Registrant and all of the participant banks entered into a letter agreement which approved amending these terms. Registrant expects to finalize documentation for and implement the amendment by March 31, 2006. If Registrant is unable to successfully complete this amendment by March 31, 2006, it will not satisfy one or more of its financial covenants, including the interest coverage ratio covenant. The continuation of a breach of a financial covenant for 30 days would constitute a default, and would permit the participant banks to pursue the remedies available to them under the Credit Facility. Although as of the date of this filing the Registrant’s independent registered public accounting firm has not advised the Registrant that it would need to modify its opinion on a going concern basis, if the Registrant is unable to finalize the amendment to the Credit Facility by March 31, 2006, the Registrant anticipates that its independent registered public accounting firm would need to consider an explanatory paragraph in their report expressing significant doubt about the ability of the Registrant to continue as a going concern. Accordingly, the filing of the Registrant’s Annual Report on Form 10-K has been delayed. Registrant intends to file its Annual Report on Form 10-K no later than March 31, 2006.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

William G. Cornely, Dominion Homes, Inc., 5000 Tuttle Crossing Boulevard, Dublin, Ohio 43016-5555 (Name)	(614) (Area Code)	356-5000 (Telephone Number)

(2)	Have all other periodic reports (required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was require to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

Dominion Homes, Inc.

             (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2006	By	/s/ William G. Cornely